UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MIDSTATES PETROLEUM COMPANY, INC.
(Name of Issuer)
COMMON SHARES, $0.01 PAR VALUE
(Title of Class of Securities)
59804T407
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407
(1) Names of Reporting Persons
Stephen Feinberg
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
Not Applicable
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0**
(6) Shared Voting Power:	0**
(7) Sole Dispositive Power:	0**
(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 0**

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
Not Applicable
(11) Percent of Class Represented by Amount in Row (9): 0%**
(12) Type of Reporting Person (See Instructions): IA, IN

** As of December 31, 2017, Cerberus Institutional Partners VI, L.P., Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., and Cerberus Partners II, L.P. no longer hold any securities of the Issuer.

Item 1(a). Name Of Issuer:
Midstates Petroleum Company, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
321 South Boston, Suite 1000 Tulsa, Oklahoma
Item 2(a). Name of Person Filing:
Stephen Feinberg
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, New York 10022
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Shares, $0.01 par value per share
Item 2(e). CUSIP No.:
59804T407
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	0**
(b) Percent of Class:	0%**
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0**
(ii) Shared power to vote or to direct the vote:	0**
(iii) Sole power to dispose or to direct the disposition of:	0**
(iv) Shared power to dispose or to direct the disposition of:	0**

________________________

** As of December 31, 2017, Cerberus Institutional Partners VI, L.P., Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., and Cerberus Partners II, L.P. no longer hold any securities of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.

Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., the investment adviser for each of the funds named herein

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).